SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 2)<F1>

                            Equivest Finance, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $0.05 per share
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                        (Title of Class of Securities)

                                   29476H403
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                                (CUSIP Number)

                             Eric C. Cotton, Esq.
                                General Counsel
                            Equivest Finance, Inc.
                               2 Clinton Square
                           Syracuse, New York  13202
                                (315) 422-9088

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 3, 1998
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            (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-
     1(g), check the following box   .

     Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
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                        (Continued on following pages)

                              (Page 1 of 5 Pages)

[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




































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CUSIP No.   29476H403          13D        Page   2    of   5     Pages


  1     NAME OF REPORTING PERSONS

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Richard C. Breeden, as Trustee


  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)

                                                                      (b)
  3     SEC USE ONLY


  4     SOURCE OF FUNDS*
             OO

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States


  NUMBER OF      7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY        20,685,248
   OWNED BY
     EACH        8   SHARED VOTING POWER
  REPORTING
  PERSON WITH             0

                 9   SOLE DISPOSITIVE POWER

                     20,685,248


                10   SHARED DISPOSITIVE POWER

                          0

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             20,685,248




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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             82.1%

  14    TYPE OF REPORTING PERSON*

             OO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





































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     Items 3, 4 and 5 of the Statement filed pursuant to Rule 13d-1 under
Section 13(d) (the "Schedule 13D") of the Securities Exchange Act of 1934, as amended, by Richard C. Breeden, as the trustee in bankruptcy (the "Trustee") for The Bennett Funding Group, Inc. ("BFG") and Bennett Management & Development Corp. ("BMDC"), on March 18, 1998, as amended by Amendment No. 1 filed on August 6, 1998, are amended and restated as set forth below.


Item 3.   Source and Amount of Funds or Other Consideration.

     The Trustee has acquired 20,685,248 shares of Common Stock, $0.05 par value per share (the "Shares"). The Trustee initially acquired 7,121,285 Shares upon his appointment as Trustee on April 18, 1996. See Item 4. Subsequent to such date, 600,000 additional Shares were returned to the Trustee.

     On October 30, 1997, the Trustee acquired (i) 4,645,596 Shares in exchange for $24,970,078.55 of debt owed by Resort Funding, Inc., a wholly owned subsidiary of Equivest, to BFG, (ii) 7,500,000 Shares upon the conversion of 3,000 shares of Equivest's Convertible Preferred Stock, (iii) 23,721 Shares as a stock dividend on such shares of Convertible Preferred Stock and (iv) 180,279 Shares as a stock dividend on the shares of Series 2 Preferred Stock held by him.

     On March 31, 1998, the Trustee acquired 50,722 Shares as a stock dividend on the shares of Series 2 Preferred Stock held by him.

     On July 15, 1998, Mr. Breeden donated to Syracuse University the 3,000 Shares that he had acquired on November 14, 1997 with personal funds.

     On July 6, 1998, the Trustee acquired 25,532 Shares as a stock dividend on the shares of Series 2 Preferred Stock held by him.

     On September 8, 1998, the Trustee acquired control of 67,113 Shares in exchange for $360,732.51 of debt of Resort Funding, Inc. pursuant to a court order retroactively adjusting the earlier exchange of debt of Resort Funding, Inc. for Shares as of November 24, 1997.

     On December 3, 1998, the Trustee acquired control if 271,000 Shares pursuant to a settlement agreement relating to certain obligations owed to BFG and BMDC.

     On December 10, 1998, 200,000 Shares were returned to the Trustee by Kenneth P. Kasarjian.

Item 4.   Purpose of Transaction.

     On March 29, 1996, BMDC and BFG filed voluntary petitions for reorganization (Case Nos. 96-61376 and 96-61379, respectively) under Chapter

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11 of the United States Bankruptcy Code in the United States Bankruptcy Court
for the Northern District of New York (the "Bankruptcy Court"). On April 18, 1996, the U.S. Department of Justice appointed, and the Bankruptcy Court approved, Mr. Breeden as Trustee for BMDC and BFG, as well as for certain other related debtors. Mr. Breeden has acquired 20,685,248 Shares as Trustee.

     On July 10, 1998, the Trustee filed a motion in the Bankruptcy Court to sell all the Shares held by the Trustee in a registered public offering. Such motion was approved on September 24, 1998.

Item 5.   Interest in Securities of the Issuer.

     The Trustee is the beneficial owner of 20,685,248 Shares representing 82.1% of the outstanding Shares. The Trustee has sole power to vote and to direct the disposition of the Shares he holds, subject to approval of the Bankruptcy Court for the Northern District of New York, which must approve any such action.
































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                                   SIGNATURE


          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement (relating to the Statement on Schedule 13D for Equivest Finance,

Inc.) is true, complete and correct.



DATED:    December 23, 1998





                                  /s/ Richard C. Breeden
                                  -------------------------------------
                                  Name:  Richard C. Breeden, as Trustee




























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